

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

September 30, 2009

By facsimile to (414) 298-8097 and U.S. Mail

Mr. Roger L. Fix
President and Chief Executive Officer
Standex International Corporation
6 Manor Parkway
Salem, NH 03079

Re: Standex International Corporation
        Registration Statement on Form S-3
        Filed September 22, 2009
        File No. 333-162044

Dear Mr. Fix:

        We have limited our review of your filing to those issues that we have addressed in our
comments. Where indicated, we think that you should revise your document in response to these
comments. If you disagree, we will consider your explanation why our comment is inapplicable
or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of
our comments, we may ask you to provide us information so that we may better understand your
disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review is to assist you in your compliance with
the applicable disclosure requirements and to enhance the overall disclosure in your filing. We
look forward to working with you in these respects. We welcome any questions that you may
have about comments or any other aspect of our review. You may call us at the telephone
numbers listed at the end of this letter.

General

1.   We note the "qualified in its entirety" language under "Description of Common Stock"
        on page 6 and the "qualified in their entirety" language under "Description of Units" on
        page 18. You may not qualify information in a prospectus on Form S-3 to exhibits such
        as Standex's articles and bylaws and unit agreements outside the prospectus unless

incorporation by reference or a summary of a document filed as an exhibit is required by the form. See Rule 411(a) of Regulation C under the Securities Act. Please revise.

2.   We note the "will not necessarily be complete" language under "Description of Purchase Contracts" on page 16 and "qualified in all respects" language under "Where You Can Find More Information" on page 22. Clarify that Standex has disclosed in the prospectus all material provisions of any agreement or any other document that is filed as an exhibit to the registration statement.

Incorporation by Reference, page 22

3.   Include Standex's Commission file number for filings made under the Exchange Act.

Exhibit 25.1

4.   When debt securities registered under the Securities Act are eligible to be issued, offered, or sold on a delayed basis by or on behalf of the registrant under Rule 415(a)(1)(x) of Regulation C under the Securities Act, Section 305(b)(2) of the Trust Indenture Act permits the trustee to be designated on a delayed basis. Companies relying on Section 305(b)(2) to designate the trustee on a delayed basis must file separately the Form T-1 under the electronic form type "305B2" and not in a post-effective amendment to the registration statement or in a Form 8-K that is incorporated by reference into the registration statement. See telephone interpretation 220.0l in the Trust Indenture Act of 1939 section of our "Compliance & Disclosure Interpretations" that is available on the Commission's website at www.sec.gov, and file the Form T-1.

Closing

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us marked courtesy copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after review of your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information that investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the adequacy and accuracy of the disclosures that they have made.

Notwithstanding our comments, when the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter at the time of the request, acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Also, please be advised that the Division of Enforcement has access to all information that you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may direct questions on comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3765.

Very truly yours,

Pamela A. Long
Assistant Director

cc: Ms. Deborah A. Rosen
        Agent for Service
        c/o Standex International Corporation
        6 Manor Parkway
        Salem, NH 03079

        Benjamin G. Lombard, Esq.
        Reinhart Boerner Van Deuren s.c.
        1000 North Water Street, Suite 1700
        Milwaukee, WI 53202